UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

BARRETT BUSINESS SERVICES, INC.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

06846310

(CUSIP number)

Frederic Dorwart Frederic Dorwart, Lawyers 124 E. 4th Street Tulsa, Oklahoma 74103 (918) 582-9945

(Name, address and telephone number of person authorized to receive notices and communications)

March 9, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 06846310

(1)	Names of reporting persons Estate of William W. Sherertz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Washington, United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,485,929
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,485,929
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,485,929
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.92%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 06846310

(1)	Names of reporting persons Kimberly J. Jacobsen Sherertz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,541,278
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,541,278
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,541,278
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.47%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 06846310

(1)	Names of reporting persons Charles M. Gillman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 8 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on April 28, 2011 (the “Initial 13D”) by two of the Reporting Persons (defined below) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Barrett Business Services, Inc. (the “Issuer” or the “Company”), and amended on May 17, 2011 (“Amendment No. 1”), October 6, 2011 (“Amendment No. 2”), November 22, 2011 (“Amendment No. 3”), December 22, 2011 (“Amendment No. 4”), December 30, 2011 (“Amendment No. 5”), January 12, 2012 (“Amendment No. 6”), January 30, 2012 (“Amendment No. 7”), and February 8, 2012 (“Amendment No. 8”) is hereby amended by this Amendment No. 9 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D or in its Amendments. The principal executive office address of the Issuer is 8100 NE Parkway Drive, Suite 200, Vancouver, Washington 98662.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 8 in its entirety and replacing it with the following:

The Estate acquired beneficial ownership on February 4, 2011 of 2,644,529 shares of Common Stock for no consideration as a result of the passing of William W. Sherertz, and, in the case of Ms. Sherertz, becoming sole personal representative of the Estate. Accordingly, the shares of the Issuer previously owned by William W. Sherertz are now beneficially owned by the Estate (and Ms. Sherertz, in her capacity as the personal representative of the Estate). On January 4, 2012, the Estate exercised 102,697 options that were previously disclosed in the Amendments and paid for the shares with cash acquired in the ordinary course of business from a short term bridge loan made by Wells Fargo Bank, National Association to the Estate. On February 3, 2012, the Estate repaid that short term bridge loan in full with a cash payment. The Common Stock owned by the Estate pledged as collateral to secure that short term bridge loan was released and is no longer encumbered by the loan.

As of the date hereof the Estate owns a total of 2,485,929 shares of Common Stock. Ms. Sherertz individually also owns 15,000 shares of Common Stock and holds 40,349 shares of Common Stock for her minor children, all of which were acquired by gift from Mr. Sherertz. Mr. Gillman does not own any Common Stock of the Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end of Item of Amendment No. 8:

On March 9, 2012, Kimberly J. Jacobsen Sherertz, as Personal Representative of the Estate and Trustee of the Barrett Share Trust under the Will of William W. Sherertz, and in her individual capacity, entered into a definitive agreement with the Issuer (the “Agreement”). Pursuant to the Agreement, the Issuer agreed to acquire all 2,485,929 shares of the Issuer’s Common Stock held by the Estate at a price of $20.00 per share, for aggregate consideration of $49,718,580. The aggregate consideration consists of $20,745,530 in cash at closing and 28,973 shares of Series A Nonconvertible Non-voting Redeemable Preferred Stock of the Issuer.

Upon closing of the transactions contemplated by the Agreement, Ms. Sherertz has agreed to cause the Estate, certain affiliated holders of the Issuer’s Common Stock and the participants in the proxy solicitation known as BBSI Stockholders for Value to cease all efforts with regard to a request for a special meeting of the stockholders, nomination of individuals for election to the board at the Issuer’s 2012 annual meeting and to refrain from similar actions during a standstill period ending May 31, 2014.

The transactions contemplated in the Agreement are expected to close as soon as practicable.

The foregoing is a summary of the Agreement attached hereto as Exhibit 10.1, which was previously disclosed by the Issuer in the Form 8-K it filed on March 13, 2012.

Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the Common Stock beneficially owned by them or acquire additional Common Stock, in the open market or otherwise, or take any other lawful actions they deem to be in their best interests with respect to their investment in the Issuer.

The Reporting Persons may, subject to closing of the transactions in the Agreement, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting Item 5 of Amendment No. 8 in its entirety and replacing it with the following:

(a) and (b) As of March 2, 2012, the Issuer had 9,977,410 shares of Common Stock outstanding based on the information contained in the Issuer’s Form 10-K for the fiscal year ended December 31, 2011, filed on March 15, 2012.

As of the date hereof, the Estate directly owns 2,485,929 shares of Common Stock (approximately 24.92%). Ms. Sherertz directly owns 55,349 shares of Common Stock, including 40,349 shares held on behalf of her minor children (approximately 0.55%). As the personal representative of the Estate, Ms. Sherertz is in possession of sole voting and investment power for the Common Stock held by the Estate, and may also be deemed to beneficially own the 2,485,929 shares of Common Stock of the Issuer held by the Estate. The Estate disclaims beneficial ownership of 55,349 shares of Common Stock directly owned by Ms. Sherertz or held by her on behalf of her minor children. As of the date hereof, Ms. Sherertz may be deemed the beneficial owner of 2,541,278 shares of the Issuer’s Common Stock, or approximately 25.47% of the total number of shares outstanding. Mr. Gillman may be deemed the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by Ms. Sherertz and the Estate by virtue of this joint filing, but expressly disclaims such ownership.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of Amendment No. 8 in its entirety and replacing it with the following:

Except for (i) the Last Will and Testament of William W. Sherertz; (ii) a pledge by the Estate and Ms. Sherertz, as personal representative of the Estate, of certain shares of the Common Stock beneficially owned by the Estate to Wells Fargo Bank, National Association as collateral for a loan; and (iii) the Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Stock Repurchase Agreement dated as of March 9, 2012, by and among Barrett Business Services, Inc., Kimberly J. Jacobsen Sherertz in her capacities as Personal Representative of the Estate of William W. Sherertz and Trustee of the Barrett Share Trust under the Will of William W. Sherertz, and Kimberly J. Jacobsen Sherertz individually.

Exhibit 99.1	Joint Filing Undertaking filed with Amendment No. 2 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012	ESTATE OF WILLIAM W. SHERERTZ

	By:	Kimberly J. Jacobsen Sherertz, Personal Representative

/s/ Kimberly J. Jacobsen Sherertz
Kimberly J. Jacobsen Sherertz, Personal Representative

/s/ Charles M. Gillman

/s/ Kimberly J. Jacobsen Sherertz Individually